Fraser Trebilcock Davis & Dunlap, P.C.
Lawyers

PETER L. DUNLAP[3]	PETER D. HOUK[1]
DOUGLAS J. AUSTIN	JONATHAN E. RAVEN
MICHAEL E. CAVANAUGH	THADDEUS E. MORGAN
JOHN J. LOOSE	ANNE BAGNO WIDLAK
DAVID E.S. MARVIN[4]	ANITA G. FOX[4]
STEPHEN L. BURLINGAME	ELIZABETH H. LATCHANA
DARRELL A. LINDMAN	TODD D. CHAMBERLAIN
IRIS K. LINDER	RYAN M. WILSON
GARY C. ROGERS	KENNETH S. WILSON[2]
MARK A. BUSH	ROBERT B. NELSON
MICHAEL H. PERRY	BRIAN P. MORLEY[6]
BRANDON W. ZUK	JOHN D. MILLER[7]
DAVID D. WADDELL	TONI L. HARRIS[8]
MICHAEL C. LEVINE	RYAN K. KAUFFMAN
THOMAS J. WATERS	JOSHUA S. SMITH
MARK R. FOX[2,4]	KATHERINE A. WEED
MICHAEL S. ASHTON	JENNIFER UTTER HESTON
H. KIRBY ALBRIGHT	DOUGLAS L. MINKE
GRAHAM K. CRABTREE	NICOLE L. PROULX
MICHAEL P. DONNELLY	VINCENT M. PECORA
EDWARD J. CASTELLANI[5]	G. ALAN WALLACE
NAN ELIZABETH CASEY
124 West Allegan Street, Suite 1000
LANSING, MICHIGAN 48933
TELEPHONE (517) 482-5800
FACSIMILE (517) 482-0887
website www.fraserlawfirm.com

Writer’s Direct Dial: (517)377-0803
Writer’s E-mail: ILINDER@FRASERLAWFIRM.COM
Detroit Office
Telephone (313) 237-7300
Facsimile: (313) 961-1651

Archie C. Fraser (1902-1998)
Everett R. Trebilcock (1918-2002)
James R. Davis (1918-2005)

Of Counsel
Donald A. Hines
Ronald R. Pentecost
1Retired Circuit Judge
2Also Licensed in Florida
3Also Licensed in Colorado
4Also Licensed in District of Columbia
5Also Certified Public Accountant
6Also Licensed in North Carolina
7Also Licensed in Georgia
8Also Admitted by U.S. Patent and Trademark Office

October 19, 2006
VIA FEDERAL EXPRESS
Roger Schwall, Assistant Director
Securities & Exchange Commission
Division of Corporation Finance
MAIL STOP 7010
Washington, DC 20549

RE:	Aurora Oil & Gas Corporation
Registration Statement on Form SB-2
Filed September 8, 2006
File No. 333-137176

Our Form 10-QSB for Quarter Ended 3/31/2006
Filed May 18, 2006
File No. 1-32888
Dear Mr. Schwall:
     Early October 19, 2006, we filed an Amendment No. 2 to the SB-2 registration statement. The primary purpose of the amendment was to change the indemnification language relating to the selling shareholder. The first paragraph of the enclosed page 65 shows the revised language.
     In addition, we redacted certain language from the report included at Appendix A. This information should have been redacted in the earlier filing, as it is not intended to be used for SEC filings.

Roger Schwall, Assistant Director
October 19, 2006

     Please let me know if you have any questions or I can provide any further information.
Very truly yours,
FRASER TREBILCOCK DAVIS & DUNLAP, P.C.
Iris K. Linder
IKL/blv
Enclosures
cc via FedEx:
Lisa Beth Lentini (w/encl)
Timothy Levenberg (w/encl)
Bill Deneau
Dean Swift
Barb Lawson (w/encl)

The Selling Shareholder has delivered certain information for inclusion in this prospectus to us and the underwriters. The Selling Shareholder has agreed to indemnify the underwriters for certain liabilities that arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in this prospectus, the registration statement of which it is a part, any preliminary prospectus, the “time of sale prospectus” or any amendment or supplement to any of the foregoing, or the omission or alleged omission from any such document of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent but only to the extent arising out of or based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with such information relating to the Selling Shareholder furnished to us in writing by the Selling Shareholder expressly for use therein.

We, our officers and directors, and the Selling Shareholder (with respect to the shares not offered by it in this prospectus) have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Johnson Rice & Company L.L.C., directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any share of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, except for the sale to the underwriters in this offering, the issuance by us of any securities or options to purchase common stock under existing, amended or new employee benefit plans maintained by us and the filing of or amendment to any registration statement related to the foregoing, the issuance by us of securities in exchange for or upon conversion of our outstanding securities described herein, the filing of or an amendment to any registration statement pursuant to registration rights held by third parties not subject to a lock-up agreement or certain transfers in the case of officers, directors or other stockholders in the form of bona fide gifts, intra family transfers and transfers related to estate planning matters. Notwithstanding the foregoing, if (1) during the last 17 days of such 90-day restricted period we issue an earnings release or (2) prior to the expiration of such 90-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the foregoing restrictions shall continue to apply until the expiration of the 90-day period beginning on the issuance of the earnings release; provided, however, that this sentence will not apply if, as of the expiration of the restricted period, shares of our common stock are “actively-traded securities” as defined in Regulation M. The underwriters have advised us that they do not have any present intent to release the lock-up agreements prior to the expiration of the applicable restricted period.

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

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